UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

AmpliTech Group, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

03211 Q101

(CUSIP Number)

David Lubin, Esq.

David Lubin & Associates, PLLC

108 S. Franklin Avenue

Suite 10

Valley Stream, New York 11580

(516) 887-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of _ Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fawad Maqbool
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 52,612,580
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 52,612,580
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,612,580(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 61% (based on 46,163,326 shares of common stock issued and outstanding as of December 30, 2015)
14.	TYPE OF REPORTING PERSON IN

(1) Represents 12,512,580 shares of the Issuer's common stock plus 100,000 shares of the Issuer's common stock underlying Series A Preferred Stock plus 40,000,000 shares of the Issuer's common stock underlying options to purchase Series A Preferred Stock.

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EXPLANATORY NOTE

This Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on behalf of Fawad Maqbool (the "Reporting Person"), with respect to the common stock of AmpliTech Group, Inc. (the "Issuer") filed on December 30, 2014 (the "Schedule 13D"), is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 to amend and supplement certain information set forth below in the items indicated. Only those items that are amended or supplemented are reported herein. All capitalized terms used in this Amendment No. 1 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Except as amended and supplemented herein, the Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

The Reporting Person is deemed the beneficial owner of 12,512,580 shares of the Issuer's common stock plus 100,000 shares of the Issuer's common stock underlying Series A Preferred Stock plus 40,000,000 shares of the Issuer's common stock underlying options to purchase Series A Preferred Stock. The foregoing percentages are based upon 46,136,326 shares of Common Stock outstanding.

On December 29, 2015, the Reporting Person bought the following shares of common stock of the Issuer at the price per share provided below:

10,000	$0.0204
60,000	$0.0198
100,000	$0.018
150,000	$0.0185
400,000	$0.017

Other than the purchases described above, during the past 60 days, the Reporting Persons affected no transactions in the Issuer's common stock.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2015

/s/ Fawad Maqbool
Fawad Maqbool

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